Exhibit 99.1

Kenon Holdings Ltd. Announces Intention to Sell and/or Enter Into a Derivative
Transaction relating to up to all of its Remaining Shares in ZIM Integrated Shipping
Services Ltd.

Singapore, November 22, 2024. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces updates with respect to its holding of ordinary shares of ZIM Integrated Shipping Services Ltd. (“ZIM”).

In June 2024, Kenon announced that it had sold 5 million shares in ZIM and had entered into a collar transaction with a bank relating to an additional 5 million ZIM shares owned by Kenon (the “Collar”).

Following the sale of ZIM shares described above, Kenon held 19.8 million shares of ZIM representing 16.5% of the outstanding shares of ZIM, including 5 million shares (representing 4.2% of ZIM’s shares) subject to the Collar.

For more information on the Collar, see Kenon’s report on Form 6-K furnished to the Securities and Exchange Commission on June 6, 2024.

Kenon today announces that intends to sell additional shares in ZIM and/or enter into derivative transactions with respect to up to all of its remaining stake in ZIM (excluding the shares that had been covered by the Collar).  Such sales are intended to be made in transactions that comply with Rule 144 under the Securities Act of 1933.

Kenon also announces that it has terminated the Collar and entered into a cash settled capped call transaction with respect to 5 million shares of ZIM.  The capped call transaction will allow Kenon to retain exposure to potential upside in ZIM’s shares above the call price, up to the cap, and will be cash settled.  As a result of the termination of the Collar, the 5 million shares that were subject to the Collar, and which had been pledged to the bank with which Kenon entered into the Collar, will be sold to the bank and Kenon will receive cash proceeds from the ZIM shares, minus the cost of the cash settled capped call transaction, of approximately $93 million.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements include statements with respect to Kenon’s intention to sell and/or enter into a derivative transaction with respect to up to all of its remaining ZIM shares, the termination of the Collar and entry into a cash settled capped call transaction including the expected net proceeds to Kenon and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in these forward-looking statements. Such risks include the risks related to Kenon’s intention to sell and/or enter into derivative transactions with respect to up to all of its ZIM shares, as well as the termination of the Collar and entry into a cash settled capped call arrangement including the risk that such sales and/or derivative transaction are not completed on expected terms or at all and risks relating to the prices at which shares are sold and the terms of any derivative transaction, risks relating to future trading prices of ZIM’s shares and impact on the outcome of Kenon’s intention to sell and/or enter into a derivative transaction with respect to up to all of its ZIM shares and risks relating to the potential proceeds of such sales and/or derivative transactions and the proceeds from the termination of the Collar and entry into a cash settled capped call transaction and other risks including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.